UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Wayside Technology Group, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

946760105

(CUSIP Number)

Samuel A. Kidston

SHEPHERD KAPLAN KROCHUK, LLC

125 Summer Street, Floor 22

Boston, Massachusetts 02110

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 27, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 946760105

1	NAME OF REPORTING PERSON

Shepherd Kaplan Krochuk, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		261,631
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

261,631
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

261,631
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP NO. 946760105

1	NAME OF REPORTING PERSON

David Shepherd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		261,631
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

261,631
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

261,631
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%
14	TYPE OF REPORTING PERSON

IN

3

CUSIP NO. 946760105

1	NAME OF REPORTING PERSON

David Kaplan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		261,631
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

261,631
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

261,631
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP NO. 946760105

1	NAME OF REPORTING PERSON

Timothy Krochuk
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		261,631
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

261,631
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

261,631
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP NO. 946760105

1	NAME OF REPORTING PERSON

North & Webster SSG, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		261,631
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

261,631
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

261,631
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP NO. 946760105

1	NAME OF REPORTING PERSON

Samuel Kidston
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		261,631
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

261,631
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

261,631
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP NO. 946760105

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.01 par value (the “Shares”), of Wayside Technology Group, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 4 Industrial Way West, Suite 300, Eatontown, New Jersey 07724.

Item 2.	Identity and Background.
(a)	This statement is filed by:
(i)	Shepherd Kaplan Krochuk, LLC (“SKK”), a Delaware limited liability company, with respect to the Shares beneficially owned by it;
(ii)	Each of David Shepherd, David Kaplan, and Timothy Krochuk, as Managing Members of SKK;
(iii)	North & Webster SSG, LLC (“N&W”), a Delaware limited liability company, with respect to the Shares beneficially owned by it; and
(iv)	Samuel Kidston, as the Managing Member of N&W.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

As a result of the Agreement (as defined and described in Item 4 below), the Reporting Persons may be deemed to be part of a group with Simon F. Nynens (“Nynens”). Nynens is the former Chairman, Chief Executive Officer and President of the Issuer and is presently Vice President and Chief Commercial Officer of New Jersey Institute of Technology, with a principal place of business at University Heights, Newark, New Jersey 07102. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that they constitute a group with Nynens.

All of the information relating to Nynens in this Schedule 13D consists of information solely disclosed by Nynens to the Reporting Persons and filed by Nynens under Section 13 of the Securities Exchange Act of 1934. The Reporting Persons make no representation or warranty with respect to the accuracy or completeness of such information, and the filing of this Schedule 13D shall not create any implication under any circumstances that there have been no events, or that there is no other information, including events or information not yet disclosed by Nynens, that may affect the accuracy or completeness of such information.

(b)       The address of the principal office of each of SKK and Messrs. Shepherd, Kaplan and Krochuk is 125 Summer Street, Floor 22, Boston, Massachusetts 02110. The address of the principal office of each of N&W and Mr. Kidston is 125 Summer Street, Floor 22, Boston, Massachusetts 02110.

(c)       The principal business of SKK is acting as an investment advisor. The principal occupation of each of Messrs. Shepherd, Kaplan and Krochuk is serving as a Managing Member of SKK. The principal business of N&W is providing portfolio management services to SKK. The principal occupation of Mr. Kidston is serving as the Managing Member of N&W. N&W is an independent contractor of SKK for the purpose of providing portfolio management services related to special situation investments.

8

CUSIP NO. 946760105

(d)       None of the Reporting Persons or, to the knowledge of the Reporting Persons, Nynens has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       None of the Reporting Persons or, to the knowledge of the Reporting Persons, Nynens has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Each of SKK and N&W is organized under the laws of the State of Delaware. Each of Messrs. Shepherd, Kaplan, Kidston and Nynens is a citizen of the United States of America and Mr. Krochuk is a citizen of Canada.

Item 3.	Source and Amount of Funds or Other Consideration.

Not Applicable.

Item 4.	Purpose of Transaction.

SKK has made a proposal to the Issuer’s Board of Directors (the “Board”) to acquire all of the outstanding Shares of the Issuer for an all-cash purchase price in a transaction that would provide certainty and liquidity to the stockholders of the Issuer at an attractive premium. However, the Board has refused to engage in a dialogue with SKK regarding its proposal.

On November 27, 2019, SKK entered into an agreement (the “Agreement”) with Nynens with respect to (i) the Shares owned by Nynens and (ii) an investment vehicle, to be advised and controlled by SKK (the “Purchase Vehicle”), to be formed to acquire up to 100% of the outstanding capital stock of the Issuer (the “Potential Transaction”). Under the Agreement, Nynens granted to SKK, Samuel Kidston and designees of SKK an irrevocable proxy to vote Nynens’ Shares in favor of the Potential Transaction, against any Third-Party Acquisition (as defined in the Agreement) and as directed by SKK with respect to the election of directors nominated by persons other than the Issuer. The Agreement provides that Nynens may vote his Shares in his discretion with respect to any other matter, provided that the parties will use reasonable efforts to mutually agree on the manner in which Nynens’ Shares will be voted. The Agreement also includes restrictions on Nynens’ ability to transfer his Shares, enter into derivative transactions, purchase or otherwise acquire Shares or other securities of the Issuer, or grant proxies or powers of attorney, or enter into voting agreements, with respect to his Shares.

9

CUSIP NO. 946760105

The Agreement provides that SKK will make all decisions with respect to (i) any investment in securities of the Issuer and the voting of any securities of the Issuer owned by the Purchase Vehicle, SKK, Nynens (to the extent provided in the Agreement) or any of their respective affiliates, (ii) all aspects of the Potential Transaction, including, without limitation, the making of any proposals or offers for the Potential Transaction, the structuring of the Potential Transaction and the negotiation of definitive agreements providing for the Potential Transaction, and (iii) any proxy contest, proxy solicitation, written consent solicitation or other action relating to or potentially affecting the composition of the Board or organizational or governing documents of the Issuer. In the Agreement, Nynens acknowledged that SKK has had discussions with potential debt and equity financing sources for the Potential Transaction and that SKK shall have the authority to continue to engage in such discussions with such potential financing sources and such additional financing sources as it may determine, and to negotiate the terms of such financing, including any commitment letter and definitive agreements relating thereto. In connection with the financing of the Potential Transaction, Nynens agreed to use reasonable best efforts to contribute up to $300,000 (either in cash or Shares) to the Purchase Vehicle (or other entity designated by SKK) immediately prior to consummation of the Potential Transaction upon such terms as are mutually acceptable to the parties (but Nynens shall otherwise be entitled to receive the applicable per share consideration for his Shares payable to all stockholders of the Issuer in the event of the consummation of the Potential Transaction or a Third-Party Acquisition). SKK will consult with Nynens regarding the foregoing matters as it deems reasonably necessary or appropriate. Following a successful consummation of the Potential Transaction, the Agreement provides that, unless Nynens has engaged in conduct that could reasonably be expected to be materially damaging to the reputation of Nynens or the Issuer, the parties shall use reasonable best efforts to (i) appoint Nynens as Executive Chairman of the Issuer at an annual base salary of $250,000 for a minimum term of three (3) years, and (ii) grant Nynens stock options or comparable equity awards representing three percent (3%) of the outstanding equity in the Issuer, in each case subject to mutually agreeable terms and conditions to be negotiated in good faith by the parties.

In consideration for his agreements, the Agreement provides that Nynens will be entitled to receive an allocation of one-third of any performance-based compensation paid or allocated to the general partner from the Purchase Vehicle. Nynens will not be subject to any fees from SKK or any of its affiliates arising out of any investment by him in the Purchase Vehicle, but, upon a sale or other disposition of his Shares, including in connection with a third-party acquisition of the Issuer, Nynens has agreed to pay to SKK an amount equal to 15% of any increase in value of such Shares over a base price of $14.00 per share (calculated based on the net cash amount actually received by Nynens with respect to such Shares upon their sale or other disposition, as well as dividends and other similar amounts received by Nynens with respect to such Shares in excess of the quarterly dividend paid by the Issuer in the ordinary course), less the amount of any break-up or termination fee received by SKK or its affiliates pursuant to any definitive agreement providing for the Potential Transaction.

The Agreement contains customary indemnification provisions and will terminate upon the occurrence of any of the specified events set forth therein. The foregoing summary of the Agreement is qualified in its entirety by reference to the Agreement, which is filed as Exhibit 99.1 and incorporated herein by reference.

The Reporting Persons intend to continue to consider, explore and/or develop plans and/or make proposals (whether preliminary or final) with respect to, among other things, the Issuer's operations, management, Board structure (including Board composition), capital or corporate structure, capital allocation policies, strategy and plans, and a potential strategic review or sale of the Issuer or certain of the Issuer's businesses or assets, including transactions in which the Reporting Persons may seek to participate and engage in, or may change their intention with respect to any and all matters referred to in this Item 4. The Reporting Persons intend to continue to communicate with the Issuer's management and Board about a broad range of operational and strategic matters to maximize stockholder value and to communicate with other stockholders or third parties, including potential debt and equity financing sources, regarding the Issuer. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements.

10

CUSIP NO. 946760105

No Reporting Person has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons believe that the securities of the Issuer are undervalued and represent an attractive investment opportunity. Depending upon various factors, including, without limitation, the Issuer’s financial position and strategic direction, overall market conditions, the outcome of any discussions referenced above, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor to purchase or sell Shares, or engage in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments. In addition, the Reporting Persons may, at any time and from time to time, (i) review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and (ii) propose or consider one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 4,505,693 Shares outstanding, which is the total number of Shares outstanding as of November 5, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 8, 2019.

A.	SKK
(a)	As of the close of business on November 27, 2019, SKK beneficially owned 261,631 Shares.

Percentage: Approximately 5.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 261,631
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 261,631

(c)	SKK has not entered into any transactions in the Shares during the past sixty days.
B.	Messrs. Shepherd, Kaplan and Krochuk
(a)	Messrs. Shepherd, Kaplan and Krochuk, as Managing Members of SKK, may be deemed the beneficial owners of the 261,631 Shares beneficially owned by SKK.

Percentage: Approximately 5.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 261,631
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 261,631

(c)	None of Messrs. Shepherd, Kaplan and Krochuk have entered into any transactions in the Shares during the past sixty days.
11

CUSIP NO. 946760105

C.	N&W
(a)	As of the close of business on November 27, 2019, N&W beneficially owned 261,631 Shares.

Percentage: Approximately 5.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 261,631
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 261,631

(c)	N&W has not entered into any transactions in the Shares during the past sixty days.
D.	Mr. Kidston
(a)	Mr. Kidston, as the Managing Member of N&W, may be deemed the beneficial owner of the 261,631 Shares beneficially owned by N&W.

Percentage: Approximately 5.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 261,631
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 261,631
(c)	Mr. Kidston has not entered into any transactions in the Shares during the past sixty days.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	Nynens, as the direct beneficial owner of the Shares, has the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares, except to the extent otherwise provided in the Agreement.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On November 27, 2019, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

On November 27, 2019, SKK and Nynens entered into the Agreement as defined and described in Item 4, which is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Agreement by and between Shepherd Kaplan Krochuk, LLC and Simon F. Nynens, dated November 27, 2019.
99.2	Joint Filing Agreement by and among Shepherd Kaplan Krochuk, LLC, David Shepherd, David Kaplan, Timothy Krochuk, North & Webster SSG, LLC and Samuel Kidston, dated November 27, 2019.

12

CUSIP NO. 946760105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 27, 2019

Shepherd Kaplan Krochuk, LLC

By:	/s/ Timothy Krochuk
	Name:	Timothy Krochuk
	Title:	Managing Member

/s/ David Shepherd
David Shepherd

/s/ David Kaplan
David Kaplan

/s/ Timothy Krochuk
Timothy Krochuk

North & Webster SSG, LLC

By:	/s/ Samuel Kidston
	Name:	Samuel Kidston
	Title:	Managing Member

/s/ Samuel Kidston
Samuel Kidston

13